Exhibit 4.4
AMENDMENT NO. 1 TO First Amended Finance of America Companies Inc. EMPLOYEE STOCK PURCHASE PLAN

Finance of America Companies, Inc., a Delaware corporation (the “Company”), hereby adopts, as of August 10, 2023, this Amendment No. 1 (this “Amendment”) to the First Amended Finance of America Companies Inc. Employee Stock Purchase Plan, dated August 15, 2022 (the “Plan”). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings set forth in the Plan.

Pursuant to authority granted by the Board of Directors of the Company, the Company hereby amends the Plan as follows:

1. Amendment to the Plan.

Section 9.1 of the Plan is revised in its entirety as follows:

“9.1 OPEN MARKET PURCHASES; SHARES UNDER OMNIBUS INCENTIVE PLAN.

All ESPP Shares shall be purchased on the open market, and the maximum number of shares of Company Stock that may be purchased under the Plan as ESPP Shares pursuant to Participant Contributions is 5,000,000 shares. All Match RSUs shall be issued under, and in accordance with, the Omnibus Incentive Plan and shall, accordingly, count against the Absolute Share Limit (as defined in the Omnibus Incentive Plan) in accordance with Section 5(b) and Section 5(c) of the Omnibus Incentive Plan.”

2. No Other Amendments. Except as expressly amended hereby, the provisions of the Plan are and will remain in full force and effect and, except as expressly provided herein, nothing in this Amendment will be construed as a waiver of any of the rights or obligations of the Company and eligible employees under the Plan.

3. This Amendment shall be, and is hereby incorporated in and forms, a part of the Plan.

IN WITNESS WHEREOF, the Company has executed this Amendment as of the date first written above.

Name: /s/ Lauren E. Richmond
Date: August 10, 2023
Title: Chief Legal Officer, General Counsel and Secretary